November 8, 2006

Via Facsimile (212) 480-0717 and U.S. Mail

Andrea I. Weinstein, Esq.
Schonfeld & Weinstein, L.L.P.
80 Wall Street, Suite 815
New York, New York 10005

RE:	Hotel Outsource Management International, Inc.
Revised Preliminary Proxy Statement
Filed November 3, 2006 by R. Mihali and Blackborn Financial
Consulting (1999) Ltd.
      File No. 000-50306

Dear Ms. Weinstein:

      We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 14A
1. Please fill in the blanks in your proxy statement.
2. We note your response to comment 4. Please tell us whether the company`s articles of incorporation address the size of the board or changes in the size of the board. Also, please give us your legal analysis supporting your initial response. Please support your analysis with citations to state statutory or case law, where appropriate.

Background, page 4
3. Please provide us additional detail supporting your response to prior comment 10. Otherwise, please delete the statement. Refer to
Rule 14a-9.

Proposal Two. Election of Directors, page 6
4. Refer to our prior comment 14. We note your revised disclosure refers to the 2006 annual meeting. Please advise or revise.

Consequences of Not Returning Your Proxy; Broker Non-Votes, page
10
5. We reissue comment 16 in part. Given that the election of directors requires a plurality vote, unlike the proposal to remove directors, please revise to explain that broker non-votes nor abstentions will have no effect on the proposal to elect directors.
Please explain or revise throughout the proxy statement.

Certain Relationships and Related Transactions, page 13
6. We reissue comment 20.  Note that Item 5(b) of Schedule 14A is not
limited to nominees but applies to all participants in the solicitation. In addition, please clarify whether the November 2004 loans from Mr. Bahry and Mr. Mihali was for $350,000 each or in the aggregate. If it was an aggregate amount, please provide a breakdown of the loan by individual.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions
Andrea I. Weinstein, Esq.
Schonfeld & Weinstein, L.L.P.
November 8, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE